FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                                 ATLANTICA, INC.
                                 ---------------
                 (Name of Small Business Issuer in its charter)

                      UTAH                           (43-0976473)
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           (State or other jurisdiction of         (I.R.S. Employer
            Incorporation or organization)         Identification No.)

          80 Wall Street, suite 412, NY, NY.           10005
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      (Address of principal executive offices)       (Zip Code)

Issuer's telephone number, including area code (212)344-5519
                                               -------------

Securities to be registered under section 12(b) of the Act:

     Title of each class                          Name of each exchange on which
     to be so registered                          each class is to be registered

---------------------------------              ---------------------------------

---------------------------------              ---------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

              25,000,000 Shares of Common Stock, Par Value $0.0001
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                                (Title of class)

                 Noncumulative Voting of ATLANTICA, INC. (UTAH)
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                                (Title of class)

                              INFORMATION REQUIRED
                                 IN REGISTRATION
                                    STATEMENT

                                     PART I

Item 1. Description of Business

      ATLANTICA, INC., (hereinafter the "Company") was incorporated under the laws of the State of Utah on March 3, 1938. The Company name at that time was RED HILLS MINING COMPANY.,and was formed for the purpose of mining. The Company went public, with its prospectus becoming effective on March 29, 1938. The securities were registered in The State of Utah, case#1161. The Company sold 500,000 shares at $0.025 cents per share.

      On February 5, 1953 the Company changed its name to ALLIED OIL AND MINERALS COMPANY., and its business continued to be mining, and Oil exploration.

      On January 8, 1971 the Company changed its name to COMMUNITY EQUITIES CORPORATION., and the Company changed its purpose of business to Real Estate Development in Kansas City and in the State of Florida. Due to a severe downturn in the Kansas City housing market, the properties were liquidated for the mortgage amounts or conveyed to the first mortgagees by Deed in lieu of foreclosure. In the 1980's the Company acted as a Limited Partner in several housing developments. In 1990 the Company co-signed a second mortgage for Arena Square North and South, a general limited partnership, that was controlled by the Company President at that time, Mr. Harold R. Smith. The Housing Conservation and Redevelopment Agency of the City of Miami gave the second mortgage on the Arena Square Apartment project of 550 apartments in the amount of $885,000. The project was located in Overtown, on the north side of Downtown Miami. Community Equities Corporation was the original limited partner in the development, but was replaced by Community Housing of Texas. The Company has not engaged in any business operation since that time.

      On March 26, 1996 the corporate charter was reinstated and the Company name was changed to ATLANTICA, INC.

      At a meeting of the Stockholders held on March 13, 1998, a new Slate of Directors were elected and their was a reverse stock split of 1 share for every 20 shares held, and the authorized shares were increased to 25,000,000 shares with a par value of .0001 cents per share. Following the Stockholder Meeting the new Board of Directors met and elected Officers. The old Board of Directors and Officers resigned. The new directors issued 24,000,000 shares of common stock to Gregory Aurre, the new president and Director, for services rendered and expenses paid. This gave Mr. Aurre the controlling interest in the company. The Board also issued 50,000 shares to other affiliated parties for services rendered.

      The Company presently has no material tangible assets or property. The Company intends to continue to seek out the acquisition of assets, property or business that may be beneficial to the Company and its stockholders. In considering whether to complete any such acquisition, the Board of Directors shall make the final determination, and the approval of stockholders will not be sought unless required by applicable law, the Articles of Incorporation or by laws of the Company or contract. The Company is a development stage company and is currently seeking business opportunities believed to hold a potential for profit. The Company has not presently identified a specific business area of direction that it will follow. Therefore, no principal operation has yet begun. The Company has no products and offers no services.

Item 2. Plan of Operation

      The Company presently has no material tangible assets or property. The Company intends to seek out the acquisition of an operating company through the reverse merger process, whereby the officers and or directors of the private operating company would gain control of the Company and the present officers and directors would resign. Hopefully this would be beneficial to the Company and its stockholders. There is no assurance that such an acquisition will take place. The only efforts taking place are through the Companies President and his personal contacts. The Company is a development stage company and has not presently identified a specific business area of direction that it will follow. Therefore, no principal operation has yet begun. The Company has no product and offers no service. The Registrant has had no business operation since 1990. It is not anticipated that any business operation will develop unless and until the Company acquires or merges with an operating company. There is no assurance that such an acquisition or merger will occur. The Registrant has no revenues. The general trend in the Registrant's lack of operation is expected to continue, and no revenue is expected.

Item 3. Description of Property

      The Company has no property or assets; Its principal executive office address and telephone number are the office and telephone of the President and provided at no cost. The Company is in a development stage and has no products or services.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      As of March 13, 1998, the only persons known to the Registrant to be the beneficial owner of more than 5% of the Registrant's common voting securities is set forth as follows:

                   Name & Address of       Amount & Nature of       Percent of
Title of Class     Beneficial Owner        Beneficial Owner         Class
--------------     -----------------       ------------------       ----------

Common             Gregory Aurre                   24,000,000           96%
                   80 Wall Street
                   Suite 412
                   New York, New York
                                10005

Common             Amerika Aurre                       25,000            1%
                   259 West 10th Street
                   Apt. 2f
                   New York, New York
                                10014

Common             Gregory Aurre III                   25,000            1%
                   214-22 41th Ave
                   Bayside, New York
                               11361

Security Ownership of Management

      The following table sets forth, as of March 13, 1998, certain information regarding the ownership of the common stock, $0.0001 par value, which is the only class of securities authorized, issued and outstanding of the Registrant by its Officers and Directors, and as a group.

                  Name of Beneficial      Amount & Nature of          Percent of
Title of Class    Owner                   Beneficial Ownership        Class
--------------    ------------------      --------------------        ----------

Common            Gregory Aurre                     24,000,000           96%

Common            Amerika Aurre                         25,000         .001%

Common            Gregory Aurre III                     25,000         .001%

Common            Officers & Directors              24,050,000           96%
                  as a Group

      To the best knowledge of the Registrant, there are no arrangements, understanding or agreements relative to the disposition of any of the Registrant's securities, the operation of which would at a subsequent date result in a change in control of the Registrant.

Item 5. Directors, Executive Officers,
        Promoters and Control Persons

      The following table sets forth the names and ages of all the directors and executive officers of the Registrant. Further more, the table shows the positions held by each such person, length of service, date of initial appointment of election to office, and the term of office:

                                  First Elected      Director Term
Name and Age         Position     Or Appointed       of Office
------------         --------     -------------      -------------

Gregory Aurre        President &     13-Mar-98       Until 1999
Age 49               Director                        Shareholders Meeting

Gregory Aurre III    Secretary,      13-Mar-98       Until 1999
Age 25               Treasurer &                     Shareholders Meeting
(Son of Gregory      Director
Aurre)

Amerika Aurre        Director        13-Mar-98       Until 1999
Age 26                                               Shareholders Meeting
(Daughter of
Gregory Aurre)

Gregory Aurre, Director and President

      Mr. Aurre is 49 years old and is an independent financial consultant. From 1990 to present he has acted as a financial consultant. From 1986 to 1990, Mr. Aurre was the President of Texas Coastal Exploration, Inc., a company involved in oil and gas exploration. From 1981 to 1986, Mr. Aurre was the President of United Petroleum Corporation, a company involved in oil and gas exploration. From 1970 to 1981, Mr. Aurre was the President of Aurre Management Co., Inc., a company involved in financial consulting.

Amerika Aurre, Director

      Ms. Aurre is 26 years old and the daughter of the President of the Company, Gregory Aurre. She has been employed in the fashion merchandising industry for six years.

Gregory Aurre III, Director and Secretary-Treasurer

      Mr. Aurre is 25 years old and the son of the President of the Company, Gregory Aurre. He is a Licensed Securities Sales Person with an N.A.S.D. member firm.

Family Relationships

      Amerika Aurre is the daughter of Gregory Aurre.
      Gregory Aurre III is the son of Gregory Aurre.

Item 6. Executive Compensation

      None of the officers or directors of the Registrant has been, or is being paid any cash compensations, or otherwise is subject to any deferred compensation plan, bonus plan, or is the subject of any option agreement or any other arrangement or understanding whereby such person would obtain any cash or non-cash compensation for their services for and on behalf of the Registrant, except for the common stock that the directors have received as set forth in
Item 1.

Item 7. Certain Relationships and Related Transactions

Transactions with Management and Others:

      On March 13, 1998, the date under which present management took control of the Registrant, and Mr. Aurre, the Registrant's President, acquired controlling interest of the Company, as 24,000,000 shares of common stock were issued to him for services rendered and expenses paid.

      On March 13, 1998, the Board of Directors acquired an additional 50,000 shares of common stock for services rendered, whereby the directors as a group control 96.002% of the common voting shares of the company.

Certain Business Relationships

      Mr. Gregory Aurre, the Registrant's President, director and owner of the controlling interest in the company (96%) is the father of the Registrant's Secretary-Treasurer and director, Gregory Aurre III. Mr. Gregory Aurre is also the father of the only other director of the Registrant, Amerika Aurre.

Indebtedness of Management

      None of the Registrants officers and directors are indebted to the Company, and have not been at any time.

Transaction with Promoters

      The names of the Promoters and the nature and amount of anything of value received are as follows:

                                                      Property, Contracts,
                    Common Stock         Cash         Options Received or
Names               Received             Received     Due in the Future
-----               ------------         --------     --------------------

Gregory Aurre         24,000,000            -0-                 -0-

Amerika Aurre             25,000            -0-                 -0-

Gregory Aurre III         25,000            -0-                 -0-

The promoters of the Registrant received no cash compensation. The only compensation was the shares of common stock listed above.

Item 8. Description of Securities

      The aggregate number of shares which the Registrant is authorized to issue is twenty five million (25,000,000) shares of common stock of par value $0.001 per share. All stock of the corporation shall have the same rights and preferences, all are fully-paid and non-assessable.

      In 1938, The Company went public with its prospectus becoming effective on March 29, 1938. The securities were registered in The State of Utah, case # 1161. The company sold 500,000 shares at $0.025 cents per share. In 1971 the company issued approximately 7,575,508 shares of restricted common stock to Mr. Harold R. Smith., in exchange for four housing projects in the Kansas City area. This gave Mr. Smith control of the Company. On March 13, 1998 the Board of Directors issued 24,050,000 of restricted common stock to them self's for services rendered and expenses paid by its new president. This gave Mr. Gregory Aurre., control of the Company. The shares issued are restricted and unregistered.

Dividend Rights

      Holders of shares of Common Voting Stock of the Registrant are entitled to receive, out of funds legally available, such dividends as may be declared by the Board of Directors. The Registrant does not foresee any dividends being paid in the reasonably foreseeable future, as it does not expect to generate revenues from operations for at least a period of one (1) year or more, and the Board of Directors' decision to declare such a dividend subsequent thereto will depend upon the capital resource needs of the Registrant at that time.

Voting Rights

      Holders of shares of Common Voting Stock are entitled to one (1) vote per outstanding share held on each matter submitted to a vote at a meeting of shareholders. Each holder may exercise such vote either through proxy or in person. Holders of a majority of the shares issued and outstanding, present in person or by proxy, constitute a quorum for shareholder meetings.

No Cumulative Voting

      Shareholders are not entitled to cumulative voting as regards the election of Directors.

Liquidation Rights

      Upon liquidation, dissolution or winding up of the Registrant, the Shareholders would be entitled to share ratably in any assets available for distribution to Shareholders.

Purchase and Redemption

      Subject to special rights and restrictions attached to any class of shares, the Registrant may, in compliance with the corporate law of Utah, repurchase shares which are redeemable, unless a proposed purchase or redemption would render the Registrant unable to meet its liabilities as they mature. The Registrant is not aware of any restrictions in purchasing shares of its Common Stock on the open market.

Miscellaneous

      The shares of Common Stock of the Registrant have no conversion, subscription, sinking fund or pre-emptive rights. All issued and outstanding shares are fully paid and non-assessable and not liable to further calls or assessments.

      There are no warrants, rights, or options outstanding as of March 31, 1998. There are 631 shareholders from all issues, as of March 31, 1998.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

      The last available quote for the common stock of the Company was on April 1, 1974. At that time, the quote was $0.02 bid and $0.05 offered. There has been virtually no trading of the Registrant's common stock over-the-counter since that time.

      The last price quoted reflects inter-dealer prices, without retail markups, markdowns or commission, and may not necessarily represents actual transactions. The quotation was derived from the National Quotation Bureau library..

Dividends

      There have been no cash dividends declared at any time, and no dividends are contemplated to be paid in the foreseeable future, particularly in view of the uncertainty of generating revenue from future operations.

Item 2. Legal Proceedings

      The Registrant is not a party in any litigation and has no knowledge of any pending legal proceedings in any court or agency of government, or government authorities. On March 13, 1998 the Company filed a voluntary petition of Bankruptcy, in the United States Bankruptcy Court Southern District of New York. The only creditor is the City of Miami. The Company has reached a tentative agreement to settle with them and expects to withdraw from bankruptcy.

Item 3. Changes in and Disagreements
        With Accountants

The Registrant retained the services of: Jones, Jensen  & Company
                                           Certified Public Accountants

      There are no disagreements with any accounting or financial disclosure.

Item 4. Recent Sales of Unregistered Securities

      On March 13, 1998, there was a special meeting of the Board of Directors of the Registrant, Atlantica, Inc., (Utah). At that meeting, the present management took control and issued twenty four million shares of common stock with a par value of $0.0001 per share to the new President, Mr. Gregory Aurre for services rendered and expenses paid, which represented 96% of the common stock. These securities are restricted and unregistered. Also at that meeting the Board of Directors issued 25,000 shares each to the other two Directors. These securities are restricted and unregistered. With respect to all the above transactions, the number of shares issued by the Registrant were arbitrarily determined, and were not a result of negotiations. These transactions were not arm-length and no fair market value was established.

Item 5. Indemnification of Directors
        And Officers

      In accordance with the General Corporation Laws of Utah, the Registrant's Board of Directors has adopted by resolution provisions relative to indemnification of its Officers and Directors against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the defense of any proceeding or threatened proceeding to which such person was or is a party, or is threatened to be made a party by reason of the fact that such person was or is an officer or director, provided that (I) such officer or director acted in good faith and in manner reasonably believed by him/her to be in the interests of the corporation, or in the case in criminal proceeding, had no reasonable cause to believe his/her conduct was unlawful and
(II) such proceedings was not brought by or in the right of such corporation to procure a judgment in its favor. In the latter case, the power to indemnify extends to expenses actually and reasonably incurred by such officer or director in connection with the defense or settlement of any proceeding if such person
(I) acted in good faith and (II) in a manner such officer and director believed to be in the best interests of such corporation and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court in which such action or suit was brought shall determine upon an application of that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Otherwise, indemnification for an officer or director meeting the applicable standard of conduct is determined by a majority vote of the disinterested directors or Shareholders or upon application by the corporation, such officer or director or his/her attorney, to the court in which such proceeding was pending.

      The Registrant has agreed to indemnify its officers and directors to the full extent as provided by Utah law.

                                    PART F/S

      The following discussion should be read in conjunction with the Financial Statements and related notes included elsewhere in this Registration Statement.

=================================================================
                             YEARS ENDED DECEMBER 31
                        1997     1996    1995     1994    1993
-----------------------------------------------------------------
Revenue                  -0-      -0-     -0-      -0-     -0-
-----------------------------------------------------------------
-----------------------------------------------------------------
Income (loss)            -0-      -0-     -0-      -0-     -0-
-----------------------------------------------------------------
-----------------------------------------------------------------
Income (loss)            -0-      -0-     -0-      -0-     -0-
-----------------------------------------------------------------
Per Common Share
-----------------------------------------------------------------
-----------------------------------------------------------------
Total Assets             -0-      -0-     -0-      -0-     -0-
-----------------------------------------------------------------
-----------------------------------------------------------------
Long Term Obligation     -0-      -0-     -0-      -0-     -0-
-----------------------------------------------------------------
-----------------------------------------------------------------
Redeemable Preferred
Stock                    -0-      -0-     -0-      -0-     -0-
-----------------------------------------------------------------
-----------------------------------------------------------------
Long Term Debt           -0-      -0-     -0-      -0-     -0-
-----------------------------------------------------------------
-----------------------------------------------------------------

      The Registrant has not paid a cash dividend since inception, and does not anticipate doing so in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operation.

      Liquidity

      The Registrant has no assets, no cash, and no liquidity. Its president has personal paid all expenses for the Company. The Company plans no operations, and has no source of funds required to meet its obligations. The President of the Registrant plans to pay the expenses of the Company until such time that the Company acquires or mergers with an active business. Their is no assurance the President will continue this relationship.

      Capital Resources

      The Registrant has no material commitments for capital expenditures as of March 31, 1998. The Registrant has no assets, no cash, and no capital resources. The Registrant has no anticipated source of funds needed to fulfill its commitments. The Registrant has had no business operations since 1990. The Registrant's President has been the primary entity funding the Company's operation.

      Results of Operations

      The Registrant has had no business operations since 1990. It is not anticipated that any business operation will develop unless and until the Company acquires or merges with an operating company. There is no assurance that such an acquisition or merger will occur. The Registrant has no revenues. The general trend in the Registrant's lack of operation is expected to continue, and no revenue is expected.

                                    PART III.

Item 1. Index to Exhibits

                                    EXHIBITS

      The exhibits referred to here in above are more particularly described below. In addition to these exhibits, certain other exhibits have been attached hereto as supplementary information, and may assist in a further understanding of the information presented.

Exhibit No.        Description of Exhibits
-----------        -----------------------

  99.A             Audited Financial Statement for Years 1997

  99.B             Securities filing of RED HILL MINING COMPANY
                   (Utah) Effective March 29, 1938

  99.C             Articles of Incorporation of RED HILL
                   MINING COMPANY. (Utah)

  99.D             Amendments to Articles of Incorporation

  99.E             National Quotation Bureau Report.

                                   Signatures

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

      (Registrant) ATLANTICA, INC.

Date: June 2, 1998
      ----------------------------

      By (Signature) /s/ Gregory Aurre
                     -----------------------------
                     Gregory Aurre - President